National Copyright Administration of the People’s Republic of China

Certificate of Registration of the Copyright of Computer Software

Certificate No.: Ruan Zhu Deng Zi No.:1402930

Name of software:	Hui Ying Jing Fu Investment Management System (WeChat version) [Huiying Jinfu for short] V1. 1
Copyright owner:	Benefactum Alliance Business Consultant (Beijing) Co., Ltd.
Completion date of development:	June 28th, 2016
Date of first issuing:	June 28th, 2016
Acquisition way of right:	Original acquisition
Scope of rights	Full right
Registration No.:	2016SR224313

According to the provisions of Regulations for the Protection of Computer Software and Registration Measures for Copyright of Computer Software, the above matters are granted to be registered upon the approval of Copyright Protection Center of China.

No. 01206470	National Copyright Administration of the People’s Republic of China Copyright of computer software Special seal for registration August 18th, 2016